Exhibit 99.1

BTC Digital Ltd. Announces Private Placement Financing of up to $28 Million

$7 million in upfront proceeds with the potential to receive up to an additional approximately $21 million of potential aggregate gross proceeds upon the exercise in full of warrants.

SINGAPORE, JUNE 26, 2026 (PRNEWSWIRE) -- BTC Digital Ltd. (NASDAQ: BTCT) (the “Company”), a Nasdaq-listed digital computing infrastructure company, today announced that it has entered into definitive agreements with institutional investors for the purchase and sale of approximately $7 million of Ordinary Shares and pre-funded and investor warrants at a price of $1.14 per Common Unit.

The offering consisted of the sale of 6,140,350 Common Units (or Pre-Funded Units), each consisting of (i) one (1) Ordinary Share or one (1) Pre-Funded Warrant and (ii) two (2) PIPE Common Warrants to purchase one (1) Ordinary Share per warrant at an exercise price of $1.71. The offering price per Common Unit is $1.14 (or $1.13999 for each Pre-Funded Unit, which is equal to the offering price per Common Unit sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Common Warrant is $1.71 per Ordinary Share. The Common Warrants are exercisable immediately and expire 60 months after the initial issuance date. The exercise price and number of shares issuable under the Common Warrant is subject to adjustment as described in more detail in the report on Form 6-K filed in connection with the offering.

Gross proceeds to the Company are expected to be approximately $7 million. The potential additional gross proceeds to the Company from the Common Warrants, if fully-exercised on a cash basis, will be approximately $21 million. No assurance can be given that any of warrants will be exercised. The transaction is expected to close on or about June 29, 2026, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. is acting as exclusive placement agent for the private placement. VCL Law LLP is acting as U.S. counsel to the Company. Kaufman & Canoles, P.C. is acting as U.S. counsel to Aegis Capital Corp.

The securities described above are being sold in a private placement transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Ordinary Shares and the Shares issuable upon exercise of the pre-funded warrants and warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BTC Digital Ltd.

BTC Digital Ltd. is a digital computing infrastructure company with operations and strategic initiatives in blockchain infrastructure and AI computing infrastructure. The Company is currently engaged in businesses including cryptocurrency mining, mining farm construction, data center operation, and related business activities, while it is also advancing the development of AI computing infrastructure and related services in North America.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please visit: https://btct.us/